Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.

EXHIBIT 4.28
SETTLEMENT AGREEMENT AND MUTUAL GENERAL RELEASE
This Settlement Agreement and Mutual General Release
(the “Agreement”)
is made by and between
INFINEON TECHNOLOGIES AG, a corporation organized and existing under the laws of the Federal Republic of Germany and having its head office at Munich, Germany (“Infineon”);
and
PROMOS TECHNOLOGIES INC., a corporation organized and existing under the laws of the Republic of China (“ROC”) and having its head office at Hsinchu, Taiwan, ROC (“ProMOS”).
(Infineon and ProMOS are hereinafter individually referred to as a “Party” or collectively as the “Parties.”)
WHEREAS, Infineon and ProMOS entered into (i) that certain License Agreement, and (ii), together with Mosel Vitelic Inc. (“MVI”), that certain PPCRA (both of which agreements are defined below);
WHEREAS, certain disputes have arisen between the Parties in connection with the said agreements, for which certain legal proceedings have been initiated by a Party against the other Party; and
WHEREAS, the Parties intend to resolve any and all such disputes and to dismiss any and all such legal proceedings with prejudice.
NOW, THEREFORE, in consideration of the representations, warranties and covenants contained in this Agreement and other consideration, the sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, it is hereby mutually agreed by the Parties as follows:
1.	Definitions
1.1	Unless otherwise specified or required by the context, the capitalized terms used herein shall have the meanings as ascribed to them below. Any other capitalized terms that are used but not defined in this Agreement shall have the same meaning as ascribed to them under the License Agreement and/or the First Amendment to the License Agreement; provided that, if any term is defined in this Section and the License Agreement and/or the First Amendment to the License Agreement, the definition of this Section shall prevail in case of any conflict between definitions.
1.1.1	“Effective Date” shall mean the date upon which this Agreement is entered into and signed by the authorized representatives of the Parties and, if signed separately, the date that the last of the Parties to sign this Agreement signs this Agreement.

1.1.2	“ICC Arbitration Case” shall mean the arbitration case currently pending before the Court of Arbitration, International Chamber of Commerce, with Case No. 12708/ACS/FM, including the claims filed by ProMOS and the counterclaims filed by Infineon, and the respective amendments to the claims and counterclaims.

1.1.3	“Know How” shall mean those portions of the Know How as formerly defined in Section 1.3 of the License Agreement, that have actually been transferred under the License Agreement by Infineon to ProMOS.

For the avoidance of doubt, Know How shall include all intellectual property rights (“IPRs”) on those actually transferred portions of the Know How as described in the preceding paragraph, whereas IPRs shall mean any and all trade secret rights, copyrights (including published and unpublished works of authorship, rights to database and other compilations of information, and computer programs), mask work rights, and all other intellectual property or proprietary rights and registrations thereof and applications therefor in any country in the world, excluding, however, any and all patents and patent applications (including process/design patents and process/design patent applications, utility models, invention disclosures, divisions, continuations, continuations-in-part, and renewals, extensions, reissues and applications therefor).

1.1.4	“License Agreement” shall mean the S17 to S12 License Agreement entered into by and between Infineon and ProMOS, dated 15 March 2000.

1.1.5	“PPCRA” shall mean, individually or collectively by the context, (i) the Product Purchase and Capacity Reservation Agreement between ProMOS, MVI and Siemens Aktiengesellschaft (“Siemens”), dated 15 January 1997, which was later assigned by Siemens to Infineon pursuant to the Assignment Agreement between ProMOS, MVI, Siemens and Infineon as of 15 March 2000; (ii) the First Amendment to the Product Purchase and Capacity Reservation Agreement between ProMOS, MVI and Infineon, dated 15 March 2000; (iii) the Side Letter between ProMOS, MVI and Infineon dated 15 March 2000; and (iv) the Addendum to the Side Letter between ProMOS, MVI and Infineon dated 7 March 2002.

1.1.6	“ProMOS Know How” shall mean those portions of technical information that (i) were developed by ProMOS based on or derived from the Know How transferred from Infineon, and (ii) have actually been transferred back under the License Agreement by ProMOS to Infineon.

For the avoidance of doubt, ProMOS Know How shall include all intellectual property rights (“IPRs”) on those actually transferred portions of the ProMOS Know How as described in the preceding paragraph, whereas IPRs shall mean any and all trade secret rights, copyrights (including published and unpublished works of authorship, rights to database and other compilations of information, and computer programs), mask work rights, and all other intellectual property or proprietary rights and registrations thereof and applications therefor in any country in the world, excluding, however, any and all patents and patent applications (including process/design patents and process/design patent applications, utility models, invention disclosures, divisions, continuations, continuations-in-part, and renewals, extensions, reissues and applications therefor).

1.1.7	“ProMOS Patents” shall mean any and all patents and patent applications (including process/design patents and process/design patent applications, utility models, invention disclosures, divisions, continuations, continuations-in-part, and renewals, extensions, reissues and applications therefor):
a)	which are issued or will be issued on patent applications entitled to an effective priority filing date on or prior to [**], and

b)	which but for the License Agreement, as amended, would be infringed by Infineon by using any aspect or combination of aspects of ProMOS Know How and/or any aspect or combination of aspects of the Know How within the scope of the licenses granted in the License Agreement, as amended, and

c)	under which patents ProMOS now has, or hereafter obtains on or prior to [**], the right to grant licenses of the same scope granted in Section 4.4 of the License Agreement, as amended, without such grant or the exercise of rights thereunder resulting in the payment of royalties or other consideration by ProMOS to third parties (except for payments between ProMOS and third parties for inventions made by said third parties while employed by or made on behalf of ProMOS), unless Infineon reimburses ProMOS for such payment of royalties or other consideration.

d)	For the avoidance of doubt, (i) the scope of ProMOS Patents set forth in Section 1.1.7 b) is meant to accomplish solely a license under any patent of which at least one claim is related to an aspect or a combination of aspects of ProMOS Know How and/or an aspect or a combination of aspects of the Know How, but excludes a license under any patent no claim of which is related to ProMOS Know How and/or the Know How, and which does not claim any related aspects of a combination of the ProMOS Know How and/or the Know How with other elements not licensed under the License Agreement, as amended; and (ii) the Know How and/or ProMOS Know How referred to in Section 1.1.7 a) through 1.1.7 d) only refers to the Know How and/or ProMOS Know How that has actually been transferred under the License Agreement [**].
1.1.8	“Subsidiary” shall mean, but only for so long as it fulfills the requirements of paragraphs a) or b) of this Section 1.1.8, a corporation, company or other entity:
a)	more than fifty percent (50%) of whose outstanding shares or securities (such shares or securities representing the right to vote for the election of directors or other managing authority) are, now or hereafter, owned or controlled, directly or indirectly, by a Party; or

b)	which does not have outstanding shares or securities, as may be the case in a partnership, joint venture or unincorporated association or other entity, but more than fifty percent (50%) of whose ownership interest representing the right to vote for, designate, or otherwise select members of the highest governing decision-making body, managing body or authority for such partnership, joint venture, unincorporated association or other entity is now or hereafter, owned or controlled, directly or indirectly, by a Party hereto.

c)	For the purpose of this Agreement and the License Agreement, as amended, the Parties agree that Mosel Vitelic Corporation, located in San Jose, California, U.S.A. (“MVC”), MVC shall be considered a Subsidiary of ProMOS, so long as each of ProMOS and MVI holds fifty percent (50%) of the shares, or if it otherwise qualifies as a Subsidiary of ProMOS.
1.1.9	“Taiwan Actions” shall mean, collectively, the civil lawsuits, criminal complaints, petitions for preliminary injunction, unfair competition complaint, appeals in any form related thereto, and any other legal or administrative proceedings initiated by Infineon or ProMOS, or by any other person or entity with the knowledge of Infineon or ProMOS, before the competent court or other governmental authorities in Taiwan, as more fully described in Sections 6.1 and 6.2 below.

1.1.10	“Licensed Patents” shall mean any and all patents and patent applications (including process/design patents and process/design patent applications, utility models, invention disclosures, divisions, continuations, continuations-in-part, and renewals, extensions, reissues and applications therefor):
a)	which are issued or will be issued on patent applications entitled to an effective priority filing date on or prior to [**], and

b)	which but for the License Agreement, as amended, would be infringed by ProMOS by using any aspect or combination of aspects of the Know How and/or any aspect or combination of aspects of ProMOS Know How within the scope of the licenses granted in the License Agreement, as amended; and

c)	under which patents Infineon now has, or hereafter obtains on or prior to [**], the right to grant licenses of the same scope granted in Section 3 of the License Agreement, as amended, without such grant or the exercise of rights thereunder resulting in the payment of royalties or other consideration by Infineon to third parties (except for payments between Infineon and third parties for inventions made by said third parties while employed by or made on behalf of Infineon), unless ProMOS reimburses Infineon for such payment of royalties or other consideration.

d)	For the avoidance of doubt, (i) the scope of Licensed Patents set forth in Section 1.1.10 b) is meant to accomplish solely a license under any patent of which at least one claim is related to an aspect or a combination of aspects of the Know How and/or an aspect or a combination of aspects of ProMOS Know How, but excludes a license under any patent no claim of which is related to the Know How or ProMOS Know How, and which does not claim any related aspects of a combination of the Know How or ProMOS Know How with other elements not licensed under the License Agreement, as amended, and (ii) the Know How and/or ProMOS Know How referred to in Section 1.1.10 a) through d) only refers to the Know How and/or ProMOS Know How that has actually been transferred under the License Agreement [**].
1.2	Interpretation. As the rules of interpretation for the purpose of this Agreement:
1.2.1	Unless the context otherwise requires, (i) words in the singular include the plural and vice versa; (ii) words in the masculine gender include the feminine and neuter gender and vice versa; (iii) words such as “herein,” “hereinafter,” “hereto,” “hereby,” and “hereunder,” when used in this Agreement, refer to this Agreement; and (iv) forms of the verb “include” are not limiting and shall be deemed to be followed with the phrase “but not limited to” or “without limitation.”

1.2.2	References to Sections or Annexes are to sections of or annexes to this Agreement, unless stated otherwise.

1.2.3	Technical words and phrases not otherwise defined in or required by the context of provisions of this Agreement shall have the meaning generally ascribed to them in the semiconductor industry.
2.	Settlement in Gross; No Admission
2.1	It is mutually acknowledged and agreed that the Parties enter into this Agreement to avoid any business interruptions, costs and risks of continued litigation and arbitration, and that the settlement and mutual releases as contemplated herein are intended and made by the Parties to be a settlement in gross, and to constitute an overall resolution of any and all outstanding disputes between the Parties in connection with the License Agreement, PPCRA, ICC Arbitration Case, Taiwan Actions and/or any subject matters or issues associated therewith, including any claims of unfair competition and infringements on intellectual property rights.

2.2	No Party admits to any liability, claim or cause of action, or to the veracity of any allegations made by the other Party arising from or in connection with the ICC Arbitration Case, Taiwan Actions or otherwise, and nothing contained herein shall be construed, by implication, estoppel or otherwise, to constitute any such admission to any liability, claim or cause of action.

3.	Licensed Technologies
3.1	No Termination of License Agreement. Neither of Infineon and ProMOS shall assert or attempt to assert the validity or any legal effect of their respective notices of termination of the License Agreement as sent by Infineon as of 24 January 2003 or by ProMOS as of 18 March 2003, and such notices shall be deemed null and void.

3.2	First Amendment to the License Agreement. Concurrently with the execution of this Agreement, the Parties execute and sign the First Amendment to the License Agreement in the form and substance as provided for in Annex A hereto, which shall constitute an integral part of this Agreement and be incorporated herein by reference.

3.3	Operative Provisions of the License Agreement. The Parties agree that, in addition to the provisions introduced by the First Amendment to the License Agreement, only the following Sections of the License Agreement shall continue to be operative and binding upon the Parties:
3.3.1	Section 1, but only with respect to such paragraphs of which the defined terms are used in or otherwise applicable to any term or provision of this Agreement and/or to the License Agreement as amended by Section 1 of the First Amendment to the License Agreement;

3.3.2	Section 4.1 including its subsections and Section 4.2, but only with respect to any joint inventions, as defined therein, which were made on or prior to [**];

3.3.3	Section 4.3, but only with respect to any license granted by ProMOS to Infineon thereunder for patents with an effective priority filing date on or prior to [**], and any sublicense made by Infineon to third parties for such license pursuant to the conditions thereunder, as already made on or prior to [**];

3.3.4	the first paragraph of Section 6.1; the first paragraph of Section 6.2; Section 6.3 and Section 6.4;

3.3.5	Sections 7.1 through 7.4, provided only that (i) the term “Wholly Owned Subsidiary” in Section 7.1.1 and 7.1.4 shall be replaced by the term “Subsidiary”, and (ii) ProMOS, within the terms of Section 7 of the License Agreement, undertakes to keep confidential the 110nm Know How transferred to it and the transferred Confidential Information in association with the 110nm Licensed Process and any 110nm Licensed Product for a period expiring on [**]. For the avoidance of doubt, disclosures which are made in accordance with a sublicense right of either Party under this Agreement and/or the License Agreement, as amended, shall not be deemed a breach of confidentiality under Section 7 of the License Agreement, as amended;

3.3.6	the first sentence of the first paragraph of Section 8.1;

3.3.7	Section 9.4;

3.3.8	Section 10, but replaced by the arbitration provision set forth Section 9.2 herein below;

3.3.9	Section 11, but replaced by the applicable law provision set forth Section 9.1 herein below; and

3.3.10	Annexes 1 through 5 of the License Agreement.
3.4	Non-Operative Provisions. Except for the provisions of the License Agreement as specifically identified in Section 3.3 hereof and the provisions introduced by the First Amendment to the License Agreement, no other provision of the License Agreement shall be operative or enforceable after the Effective Date.

3.5	[**]. Infineon shall have no obligation to provide ProMOS with [**]; and, ProMOS shall have no obligation to provide Infineon with [**].

3.6	No Solicitation of Third Party Actions. Neither Party (for itself and its Subsidiaries) shall solicit or cause any third party to allege or institute, any claim or legal proceeding of intellectual property rights infringement or unfair competition against the other Party, its Subsidiaries, directors, supervisors, officers, representatives, employees and customers in connection with the exercise of the licenses and rights granted to each other under the License Agreement, as amended, and this Agreement.

3.7	No Warranty. Neither Party makes any warranty or representation as to the condition or accuracy, sufficiency or suitability for the other Party’s use of any of the Know How or ProMOS Know How, the licenses provided for under this Agreement and the License Agreement, as amended, or for the quality of any product or process made hereunder, nor does either Party assume any responsibility or liability for any costs, losses or damages, whether direct or indirect, consequential or incidental, which might arise out of the other Party’s possession or use thereof. Neither Party makes any warranty or representation as to the validity of any of the Licensed Patents or ProMOS Patents.

3.8	No Indemnity. Nothing contained in this Agreement and/or the License Agreement, as amended, shall be construed as a warranty or representation that the possession or use of the Know How or the ProMOS Know How, the licenses provided for under this Agreement and the License Agreement, as amended, and/or the manufacture, use, development, importation, sale, offer for sale, lease or other disposal of systems, apparatus, material, process, circuits, devices, software and products hereunder and/or thereunder will be free from infringement of intellectual property rights of third parties, or that a Party will successfully manufacture products based upon the Know How or ProMOS Know How.

3.9	Order of Agreements. If there is any discrepancy between the First Amendment to the License Agreement and this Agreement, the provisions of this Agreement (including without limitation Sections 3, 5, 9, 10 and 11 hereof) shall prevail.

3.10	Assignment of MVI Infineon [**]. Infineon, ProMOS and Mosel Vitelic Inc. agree to assign the MVI Infineon [**] from Mosel Vitelic Inc. to ProMOS pursuant to the assignment agreement attached hereto as Annex B; such assignment agreement shall be separate and independent from this Agreement.

4.	Mutual Releases
4.1	In consideration of the releases and other consideration given by ProMOS, Infineon (for itself, its directors, supervisors, officers, representatives, successors, assigns and Subsidiaries) hereby releases, acquits and forever discharges ProMOS and any of its Subsidiaries, directors, supervisors, officers, representatives, employees and attorneys from any and all claims, causes of action, damages, losses, expenses, demands and liabilities whatsoever in law or in equity (whether based on breach of contract, tort, breach of fiduciary duty, or any other legal theory), known or unknown, arising or allegedly to arise, at any time prior and up to the Effective Date of this Agreement, out of or in connection with the License Agreement, PPCRA, ICC Arbitration Case, Taiwan Actions and/or any subject matters or issues associated therewith, including any intellectual property rights and unfair competition claims.

4.2	In consideration of the releases and other consideration given by Infineon, ProMOS (for itself, its directors, supervisors, officers, representatives, successors, assigns and Subsidiaries) hereby releases, acquits and forever discharges Infineon and any of its Subsidiaries, directors, supervisors, officers, representatives, employees and attorneys from any and all claims, causes of action, damages, losses, expenses, demands and liabilities whatsoever in law or in equity (whether based on breach of contract, tort, breach of fiduciary duty, or any other legal theory), known or unknown, arising or allegedly to arise, at any time prior and up to the Effective Date of this Agreement, or out of in connection with the License Agreement, PPCRA, ICC Arbitration Case, Taiwan Actions and/or any subject matters or issues associated therewith, including any intellectual property rights and unfair competition claims. With regard to any potential allegations against Infineon of short swing trading of ProMOS stocks in 2003, ProMOS shall not file any lawsuits against Infineon, any of Infineon’s Subsidiaries, directors, supervisors, officers, representatives, and/or employees, unless such filings are either requested by any shareholder of ProMOS or required by the applicable laws.

4.3	The Parties agree that, as a result of the mutual releases given above, any and all rights, interests and claims of a Party against the other Party under the License Agreement and PPCRA or in connection with any subject matters or issues associated therewith shall be relinquished, and shall be replaced by such rights, interests and claims as given rise to under this Agreement. The Parties agree that the PPCRA was terminated as of December 31, 2002 and that no provision under the PPCRA shall have survived its termination thereafter, except for the Outstanding Payments under Section 5.2 herein below.

4.4	The Parties are currently in the process of negotiating, in good faith and for the mutual benefits of both Parties, to resolve issues regarding the joint inventions made, prior to [**], by the employees of Infineon and of ProMOS in accordance with Sections 4.1 and 4.2 of the License Agreement. The mutual releases granted under this Agreement shall not include any rights, interests or claims of either Party that may arise out of or in connection with such joint inventions, provided, however, that any possible disputes on such joint invention issues shall not have any impact on the validity and enforceability of this Agreement and the License Agreement, as amended, and neither Party shall assert or attempt to assert any right or claim related to such joint inventions as the grounds of defense, counterclaim, offset and the like against, or otherwise withhold, its performance and delivery of its obligations under this Agreement or the License Agreement, as amended.
5.	Consideration
5.1	Amounts. In consideration of the rights and licenses granted (under the License Agreement, as amended, and Section 3 hereof), mutual releases (Section 4 hereof), dismissal of actions (Section 6 hereof) and reciprocal concessions and overall settlement as contemplated by this Agreement, ProMOS agrees to pay, at the respective due dates, the lump sums described in Section 4.2 of the First Amendment to the License Agreement against corresponding invoices to be issued by Infineon, subject to the withholding tax under Section 5.4 below.

5.2	Outstanding Payments by Infineon. The Parties acknowledge and agree that a total principal sum of outstanding payments due by Infineon to ProMOS under the PPCRA is thirty six million, six hundred thirty thousand, nine hundred and eighty two US dollars and five cents (US$36,630,982.05) (“Outstanding Payments”), and that the Outstanding Payments shall be automatically offset on March 31, 2005 in full against the lump sum payment by ProMOS to Infineon of thirty six million US dollars (US$36,000,000) described in Section 4.2.1.2 of the First Amendment to the License Agreement, and that ProMOS, subject to such offset, agrees to waive any and all claims with respect to the residual amount of six hundred thirty thousand, nine hundred and eighty two US dollars and five cents (US$630,982.05), and any interests accrued or to be accrued to the total sum of the Outstanding Payments, upon and after the offset.

5.3	No Other Payments. In the interest of removing doubt, Infineon and ProMOS agree and confirm that:
5.3.1	the total amount of the lump sums as provided for in Section 5.1 hereof shall (i) be in lieu of any and all license fees, running royalties, and other form of considerations or compensations as may be due under any provision of the License Agreement and the First Amendment to the License Agreement; and (ii) constitute the total and only remaining consideration for any and all rights and licenses granted under Section 3.2 hereof, Section 3 of the License Agreement and Section 2 of the First Amendment to the License Agreement, and all other rights, interests and benefits as granted or accrued to ProMOS under this Agreement; and

5.3.2	except for the total amount of the lump sums under Section 5.1 hereof, no other license fee, royalty, cost, expense or other form of compensation or payment shall be due or payable by ProMOS or its Subsidiaries to Infineon.
5.4	Taxes. Any and all taxes, withholdings, charges and/or other duties (hereinafter “Taxes”) imposed by the laws of Taiwan or other countries on any payments to be made by ProMOS to Infineon under or in conjunction with the provisions of Section 5 of this Agreement, shall be borne by the Parties in accordance with the following terms and conditions:

5.4.1	Infineon shall assist ProMOS in obtaining approvals from the tax and other governmental authorities of Taiwan for exemption or reduction of Taxes imposable upon any payment to be made by ProMOS under this Agreement (as described in the First Amendment to the License Agreement), and such assistance by Infineon shall include (i) acting as the applicant for the tax exemption and authorizing ProMOS and its designees, by appropriate forms of power of attorney, to act as the attorneys-in-fact of Infineon solely for such application; and (ii) making, jointly with ProMOS, recordation with the Taiwanese authorities of the licensing arrangement, as contemplated under the License Agreement and the First Amendment to the License Agreement, in connection with any and all Taiwanese patents of the Licensed Patents; and (iii) promptly delivering to ProMOS any and all documents and information reasonably requested by the Taiwanese authorities through ProMOS or otherwise reasonably necessary for responding to any inquiry of the Taiwanese authorities for obtaining the licensing recordation and approvals for the tax exemption.

5.4.2	Notwithstanding the foregoing, the Parties agree that the liabilities for Infineon’s income Taxes (including any withholdings therefrom) imposed by the tax authorities of Taiwan against the lump-sum payments described in Sections 4.2.1.1 (US$[**]), 4.2.2.1 (US$[**]) and 4.2.2.2 (US$[**]) of the First Amendment to the License Agreement shall be borne by Infineon and ProMOS pursuant to the following conditions:
a)	Subject to paragraph d) below, each of Infineon and ProMOS shall be responsible for [**] percent ([**]%) of such Taxes imposable by the laws and tax authorities of Taiwan; but only when making the lump sum payment to Infineon described in Section 4.2.2.2 of the First Amendment to the License Agreement, when due, ProMOS shall be entitled to withhold the amount, equivalent to [**] percent ([**]%) of the total amount of such Taxes (up to the maximum amount defined in paragraph d) hereunder) as imposable against each of such lump sum payment described in Sections 4.2.1.1, 4.2.2.1 and 4.2.2.2 of the First Amendment to the License Agreement, and shall issue and deliver to Infineon a certified copy of the certificate of withholding of the full amount of such Taxes as applicable to each such lump sum payment.

b)	Refunds, if any, made by the Taiwanese tax authorities to Infineon of any income Taxes paid (and not withheld) by ProMOS with respect to the lump sum payments to Infineon described in Section 4.2.1.1, 4.2.1.2 and 4.2.2.1 of the First Amendment to the License Agreement shall be passed on by Infineon to ProMOS within five (5) business days after receipt of such refund. In no case shall Infineon be responsible for paying ProMOS any interest in connection with such refunds. Delay by Infineon of more than five (5) business days after receipt of such refund(s) shall entitle ProMOS to claim from Infineon payment of interests on arrears, computed on a per-day-basis from the sixth business day after such receipt until the day such pass-on payment is made at the total rate of six percent (6%) per annum (respectively 6/365 percent per day). In addition to such interests, and notwithstanding the waiver in Section 5.6 below, ProMOS shall have the right to offset such outstanding refunds against further payments due by ProMOS under this Agreement as described in Sections 4.2.2.1 and 4.2.2.2 of the First Amendment to the License Agreement.

c)	The Parties agree that, as between Infineon and ProMOS, Infineon shall in no case be responsible for any such Taxes applicable to the lump sum payment described in Section 4.2.1.2 of the First Amendment to the License Agreement thirty six million U.S. dollars (US$36 million) and any such Taxes on such amount shall be paid by ProMOS; provided, however, that ProMOS shall be entitled to name Infineon as the taxpayer, pursuant to the tax laws and regulations of Taiwan.

d)	The liability of Infineon in aggregate for any and all such Taxes imposable by the tax authorities of Taiwan shall not be more than [**] U.S. dollars (US$[**]).

e)	In no case shall ProMOS be responsible for paying Infineon any interest in connection with the withheld amount of such Taxes.
5.4.3	Any Taxes other than Infineon’s income Taxes imposed on such payments shall be borne and paid (i) solely by Infineon, if imposed by countries other than Taiwan, and (ii) solely by ProMOS, if imposed by Taiwan.
5.5	Promissory Notes. Upon Infineon delivering to ProMOS the duly executed withdrawal documents for the preliminary injunction in accordance with Section 6.4.5 hereunder, ProMOS agrees to make and deliver to Infineon or its representatives (Wang and Partners) the promissory notes described below, as securities for its payments of the lump sum payments due as described in Section 4.2.1.1, 4.2.2.1 and 4.2.2.2 of the First Amendment to the License Agreement, in accordance with the following conditions:
5.5.1	Promissory notes shall be made, drawn and issued by ProMOS, in the face value and of maturity dates, respectively, as follows:
a)	A promissory note of [**] U.S. dollars (US$[**]), due and matured on [**];

b)	A promissory note of [**] U.S. dollars (US$[**]), due and matured on [**];

c)	A promissory note of [**] U.S. dollars (US$[**]), due and matured on [**].
5.5.2	Each of these promissory notes shall be made payable only to Infineon, and shall be non-transferable and non-endorsable to any third party, and the presentment by Infineon of each promissory note shall be subject to the condition that Infineon does not receive the respective amount of the relevant promissory note on or prior to its maturity date.

5.5.3	Each of these promissory notes under Section 5.5.1 shall be returned by Infineon to ProMOS within five (5) business days after receipt of ProMOS’ payment of the face value of each promissory note. The promissory notes shall become null and void upon receipt by Infineon of the respective payments by ProMOS.

5.5.4	Infineon shall be fully liable to ProMOS if Infineon’s presentment of, or exercise of its rights under, any of these promissory notes is made in a manner not consistent with or in violation of the conditions provided for herein.

5.5.5	ProMOS represents and warrants that the promissory notes have been duly chopped and issued in Taiwan. The Parties agree that the promissory notes shall be subject to the laws of Taiwan.
5.6	Partial Waiver on Offset. ProMOS shall not offset any claim under the License Agreement, the First Amendment to the License Agreement, this Agreement or any other agreement, against Infineon’s claims for payment of the lump sums described in Section 4 of the First Amendment to the License Agreement. This Section 5.6 shall not apply to the withholding of Taxes, if and to the extent made in accordance with Section 5.4. hereof.
6.	Dismissal of Actions
6.1	In consideration of ProMOS’ dismissal of actions under Section 6.2, Infineon agrees to and shall withdraw and cause to be withdrawn, and dismiss or cause to be dismissed with prejudice:
6.1.1	Its counterclaims under the ICC Arbitration Case;

6.1.2	Its petition for preliminary injunction against ProMOS, now pending at the Taiwan High Court (Case No. 93-Kang-Tzu-53);

6.1.3	Its civil lawsuit for cancellation of the election of ProMOS’ directors and supervisors at ProMOS’ Special Shareholders Meeting of 10 January 2003, and for removal of Mr. Hung-Chiu Hu as a director of ProMOS, now pending at Hsinchu District Court (Case No. 92-Su-Tzu-113);

6.1.4	Its appeal, if any, to the Decision of Non-Indictment (Case No. 93-Cheng-Tzu-4348) rendered by the Public Prosecutors Office of Hsinchu District Court in favor of Mr. Hung-Chiu Hu; and

6.1.5	Any other lawsuits and legal proceedings, whether civil, criminal or otherwise, against ProMOS, its directors, supervisors, officers, employees, assigns and Subsidiaries initiated by Infineon or by third parties with the knowledge of Infineon in any country in the world.
6.2	In consideration of Infineon’s dismissal of actions under Section 6.1, ProMOS shall withdraw and cause to be withdrawn, and dismiss or cause to be dismissed with prejudice:

6.2.1	Its claims under the ICC Arbitration Case;

6.2.2	Its petition for preliminary injunction against Infineon (as per Hsinchu District Court Order of Case No. 91-Tsai-Chaun-Tzu-2338), now pending at the Supreme Court, and the enforcement proceedings of Hsinchu District Court (Case No. 92-Chi-Chaun-Tzu-101),

6.2.3	Its unfair competition complaint against Infineon, now pending at the Fair Trade Commission (Case No. as per the Fair Trade Commission Letter dated December 23, 2002, Ref. No. Kung-2-Tzu-090012530, and other related Letters thereafter);

6.2.4	Its criminal complaint against Infineon and some of its officers, now pending at the Public Prosecutors Office of Taipei District Court (Case No. 93-Cheng-Tzu-8613); and

6.2.5	Any other lawsuits and legal proceedings, whether civil, criminal or otherwise, against Infineon, its directors, supervisors, officers, employees, assigns and Subsidiaries initiated by ProMOS or by third parties with the knowledge of ProMOS in any country in the world.
6.3	Each Party warrants and represents to the other Party that, except for the legal proceedings as described in Section 6.1 or 6.2, respectively, of this Agreement, no other legal proceedings have been initiated by either Party against the other Party or its directors, supervisors, officers, representatives or employees as of the Effective Date. Further, each Party warrants and represents that it is not aware of any other legal actions by third parties, [**] commenced or in preparation against any of the Parties, directors, supervisors, officers, representatives or employees in connection with the License Agreement, PPCRA, ICC Arbitration Case, Taiwan Actions and/or any subject matters or issues associated therewith, including any claims of unfair competition and infringements on intellectual property rights. Any breach of the warranties and representations in this Section 6.3 shall constitute a material breach of this Agreement.

6.4	To carry out the dismissal of actions under Sections 6.1 and 6.2, the Parties agree that:
6.4.1	Immediately upon signing of this Agreement, Infineon and ProMOS shall submit, through their respective Swiss counsels (Homburger and Froriep Renggli, respectively), to the arbitral tribunal of the ICC Arbitration Case written statements to withdraw and dismiss their counterclaims and claims as provided for in Section 6.1.1 and 6.2.1;

6.4.2	Immediately upon signing of this Agreement,
a)	Subject to Section 6.4.5 below, Infineon shall deliver to ProMOS’ Taiwanese counsel (Lin and Partners) a full set of signed originals of documents for dismissal with prejudice of any and all actions under Section 6.1.3 through 6.1.5, in such form as acceptable to ProMOS’ Taiwanese counsel for filing with the appropriate authorities; and

b)	ProMOS shall deliver to Infineon’s Taiwanese counsel (Wang and Partners) a full set of signed originals of documents for dismissal with prejudice of any and all actions under Section 6.2.3 through 6.2.5, in such form as acceptable to Infineon’s Taiwanese counsel for filing with the appropriate authorities.
6.4.3	Infineon agrees, by executing and signing the consent form as per Annex D hereto on the Effective Date, that the bonds in the amount of NT$87,500,000 deposited by ProMOS with respect to the Taiwan Action as described in Section 6.2.2 hereof shall be released to ProMOS, and as soon as practicably possible but no later than the forty-fifth (45st) calendar day after the Effective Date, Infineon shall deliver to ProMOS a full set of (i) the executed original copy of the notarized and legalized consent letter, in such form as acceptable to ProMOS’ Taiwanese counsel, for release of the bonds in the amount of NT$87,500,000; and (ii) the notarized and legalized certificate of incorporation of Infineon; and (iii) other documents as reasonably requested by ProMOS for release of the aforesaid bonds (including a duly executed, notarized and legalized power of attorney to Infineon’s counsel (Wang and Partners) for receipt of service of process and for waiver of the appeal against any court order for bond release) with respect to the proceedings under Section 6.2.2.

6.4.4	Each Party shall take, promptly upon request of the other Party, any and all necessary actions (including providing any additional documents or information, and making appearance and testimony before the court, arbitral tribunal or other body of adjudication in favor of the other Party) to cause all the legal proceedings as described in Section 6.1 or 6.2, to be withdrawn and dismissed with prejudice in their entirety and for the benefit of the other Party.

6.4.5	With regard to the withdrawal as per Section 6.1.2 hereof, Infineon shall, as soon as practicably possible, deliver to ProMOS’ counsel (Lin and Partners) in the following order, and together with other required documents for withdrawal of the Taiwan Action described in Section 6.1.2 above, one of the following documents:
a)	Infineon shall provide a duly signed (by Rudolf von Moreau and Horst Meyer on behalf of Infineon), duly notarized and duly legalized power of attorney to Infineon’s Taiwanese counsel (Wang and Partners) authorizing the withdrawal, or

b)	If such power of attorney cannot reasonably be provided, Infineon shall provide ProMOS:
i.	after due inquiry to the judge or the panel of the judges presiding thereover, with documents deemed necessary by the judge or panel of judges for withdrawal of the Infineon’s petition for preliminary injunction, or

ii.	a duly signed (by Mr. Wolfgang Ziebart and Mr. Peter Fischl on behalf of Infineon), duly notarized and duly legalized power of attorney to

Infineon’s Taiwanese counsel (Wang and Partners) authorizing the withdrawal.
c)	As long as none of the withdrawal documents / powers of attorney listed above in this Section 6.4.5, together with the withdrawal documents as per Section 6.1.2 above, is delivered by Infineon to ProMOS, the part of the lump sum in the amount of [**] US Dollars (US$[**]) described in Section 4.2.1.1 of the First Amendment to the License Agreement shall not become due. If, as consequence of this failure, only the other installments, but not such [**] US Dollars (US$[**]), have been paid by ProMOS as per 30 April 2006, the licenses and rights granted to ProMOS in this Agreement and in the License Agreement, as amended, shall become perpetual to the extent such perpetuity is provided for in Section 3.4 of the License Agreement, as amended, regardless of whether ProMOS has paid such [**] US Dollars (US$[**]).
6.4.6	Immediately after the filing of the dismissal or withdrawal documents, each of the Parties shall provide and deliver to the other Party documentary evidence of submission of such documents to the appropriate tribunal, court or body of adjudication.

6.4.7	Where any obligation under Section 6.4 is due to be performed on a day that is not a business day, such obligation shall be performed on the first business day following such due performance date.
6.5	Each Party hereby waives and agrees to waive any and all rights of appeal, recourse, review, protest or any other kind of remedies, under any applicable laws or rules of arbitration, which may arise as a result of or in connection with such withdrawal or dismissal. Further, each Party hereby undertakes not to commence any further legal actions (by arbitration or any other legal proceedings) with regard to issues falling under the releases granted pursuant to Section 4 hereof.

6.6	Each Party shall bear its own costs and expenses (including legal fees, and any and all costs and expenses whether initially prepaid or subsequently incurred by it, or finally determined by any decision of court or other body of adjudication on cost allocation to be borne by it) arising from or in connection with the ICC Arbitration Case and the Taiwan Actions, and the arbitration costs (including any and all arbitrators fees and ICC fees) arising from the ICC Arbitration Case shall be borne equally by the Parties. Any right potentially in contradiction to this principle (e.g., the right to compensation) is hereby waived by both Parties.
7.	Disclosure Requirement and Publicity
7.1	Upon signing of this Agreement, each Party will issue, subject to its mandatory obligations under the applicable laws and regulations for disclosure, its press release, in such form as in Annex C-1 or C-2 hereto, that will announce the conclusion of this Agreement. The press releases shall be issued outside of any trading hour of the US, German and Taiwan stock exchanges.

7.2	Except for the foregoing, and unless otherwise required by applicable laws or regulations for disclosure, neither Party is permitted to publicize or otherwise make available to any third party the information associated with this Agreement or the negotiation on the subject matters hereof, and, except with prior written consent of the other Party, each Party shall refrain from otherwise publicly commenting, proactively or upon a third party inquiry, on this Agreement or the settlement reached between the Parties. This clause does not prevent a Party from disclosing the First Amendment to the License Agreement in accordance with Section 5 thereof. In any case, neither Party shall publicize any untrue or misleading information in connection with the rights of the other Party.

7.3	ProMOS Know How shall constitute the Confidential Information of ProMOS, and shall be kept by Infineon in confidence in accordance with the provisions of confidentiality under Section 7 of the License Agreement, as amended.
8.	Authority
8.1	Each of Infineon and ProMOS represents and warrants to the other that (i) each of them has already taken necessary corporate actions to sign and execute this Agreement, (ii) the individuals executing this Agreement possess the full authority and power to do so, (iii) each Party does so after reviewing and understanding the contents and effects of this Agreement, and (iv) by executing this Agreement each of the Parties knowingly and voluntarily binds itself to the terms hereof.

8.2	The Parties agree that, to the extent required by this Agreement, either Party shall cause its Subsidiaries to perform, deliver and comply with any and all of its obligations under this Agreement, and shall hold the other Party, its directors, supervisors, officers, representatives, successors, assigns and Subsidiaries harmless against any and all claims, damages and liabilities arising from or in connection with any act or omission to act of its Subsidiary under such obligations of this Agreement.
9.	Applicable Laws and Arbitration
9.1	This Agreement and the License Agreement (as amended by this Agreement and the First Amendment to the License Agreement) shall be governed by the substantive laws of the Switzerland, without regard to its rules on the conflict of laws. The application of the United Nations Convention on Contracts for the International Sale of Goods of April 11, 1980 is herewith explicitly excluded.

9.2	All disputes arising out of or in connection with this Agreement and/or the License Agreement (as amended by this Agreement and the First Amendment to the License Agreement), including any question regarding their existence, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“Rules”) by three arbitrators appointed in accordance with the said Rules. The seat of arbitration shall be Zurich, Switzerland. The language to be used in the arbitration proceeding shall be English. PROVIDED, HOWEVER, THAT (i) any dispute in connection with infringement, validity, invalidity, enforceability or claim construction of any patent acquired by or vested in either Party shall not be subject to this arbitration clause, and shall be resolved by the national (or multinational) court(s)

having jurisdiction over such patent issues; and (ii) presentation of, or exercise of its rights under, any of the promissory notes referred to in Section 5.5 above shall not be subject to this arbitration clause, and any such promissory note shall be enforced by any competent national court having jurisdiction over the enforcement of such promissory notes.
10.	Continuity of License
10.1	It is the Parties’ mutual understanding and consent that the licenses and covenants not to sue granted to ProMOS and to Infineon under this Agreement and the First Amendment to the License Agreement are self-executing and do not require any kind of ongoing performance, mutual trust, or trust by a Party to the other Party. The Parties agree that the licenses granted to a Party shall not be terminable, whether by any cause under this Agreement, the License Agreement or the First Amendment to the License Agreement, or under any statutory or regulatory provision or judicial precedent or otherwise of the applicable laws under Section 9.1, for so long as the relevant licensee (i) is not in material default with regard to the lump sum payments according to Section 5 hereof (only applicable to the license granted to ProMOS), and (ii) has not acted in any way materially inconsistent with Section 7 of the License Agreement, as amended. An act shall not be considered materially inconsistent with Section 7 of the License Agreement, as amended, if (i) it relates to Confidential Information unrelated to the Know How or ProMOS Know How, respectively, or (ii) relates to Confidential Information related to the Know How or ProMOS Know How, respectively, but only a minor portion of it (provided that, by way of example, but not limitation, a process module shall not be considered a minor portion any more), or (iii) if the Party in breach can prove that it has taken the same measures to prevent the unauthorized disclosure of the other Party’s Confidential Information it applies to the protection of its own Confidential Information, but no less than reasonable measures, to prevent unauthorized disclosure of the other Party’s Confidential Information.

10.2	Upon full settlement of the total amount of all lump sums due under Section 5.1 hereof, as described in Section 4 of the First Amendment to the License Agreement, (subject to Section 6.4.5 hereof and the withholding under Section 5.4 hereof), the licenses granted in Section 3 of the License Agreement, as amended, shall become perpetual and fully paid up to the extent such perpetuity is provided for in Section 3.4 of the License Agreement, as amended.

10.3	Material default as referred to in Section 10.1 above shall exist when the respective Party is in default of the respective contractual obligation and such default is not reasonably cured within thirty (30) days after receipt of a written default notice from the other Party specifying such breach. In case a material default as referred to in Section 10.1 above is not reasonably cured within such thirty (30) days cure period, the Party not in breach shall have the right to terminate the License Agreement (as amended by this Agreement and the First Amendment to the License Agreement) by sending a written termination notice to the Party in breach.

10.4	After termination of the License Agreement pursuant to Section 10.3 above, all rights granted to the Party in breach under License Agreement (as amended by this Agreement and the First Amendment to the License Agreement), including, but not limited to licenses and covenants, shall cease to be in effect after the date of receipt of the termination notice pursuant to Section 10.3 and the Party in breach shall cease exercising such rights. All rights granted to the terminating Party under License Agreement (as amended by this Agreement and the First Amendment to the License Agreement), including, but not limited to licenses and covenants, shall continue to be in effect, for the term(s) and in a manner as foreseen, in the License Agreement (as amended by this Agreement and the First Amendment to the License Agreement) and the terminating Party shall be entitled to so exercise such rights.
11.	Miscellaneous
11.1	Written Form. This Agreement and its Annexes cannot be modified except by a written instrument signed by both Parties. This requirement of written form can only be waived in writing.

11.2	Notices. Except otherwise provided in this Agreement, communications between the Parties shall be given in writing, by post or by telefax, to the following addresses of the Parties or to such other addresses as the Party concerned may subsequently notify in writing to the other Party:
If to ProMOS, to: ProMOS Technologies Inc. Office of the President 19 Li-Hsin Road Hsinchu Science Park Hsinchu, Taiwan, ROC Fax: +886 3 578 6189

If to Infineon: Infineon Technologies AG Att: Legal Department PO Box 80 09 49 St.-Martin-Str. 53 81609 München Germany Fax: +49 89 234 26983
11.3	Assignment. No right or interest in this Agreement and the License Agreement, as amended, shall be assigned or transferred to any third party by either ProMOS or Infineon without first obtaining written consent from the other Party, except that Infineon may assign, with the prior written consent of ProMOS (which consent shall not be unreasonably withheld) this Agreement and the License Agreement, as amended, including licenses, rights and obligations hereunder and thereunder (however, except that the right resulting from the waiver of offset granted to Infineon in Section 5.6 hereof and the rights to and interests in the promissory notes provided for in Section 5.1 and 5.5 hereof are not assignable at all), but only, however, to (a) a Subsidiary or (b) to a third party as part of a transfer of all or of that part of its activities, to which such licenses or rights pertain, whether by spin-off, sale, merger or consolidation, in each and any case, however, subject to the conditions that:

11.3.1	Such assignee shall concurrently grant to ProMOS the licenses of the same or substantially same scope as those granted in Section 3 of the License Agreement, as amended, under (i) any and all patents acquired by or issued to such assignee before the spin-off, sale, merger or consolidation, which are entitled to an effective priority filing date prior to [**], for the remaining lives of such patents, (ii) any and all patents acquired by or issued to such assignee before the spin-off, sale, merger or consolidation, which are entitled to an effective priority filing date between [**] and [**], for a term expiring on [**], and (iii) any and all non-patent intellectual property rights acquired by, vested in or issued to such assignee in the Know How, for a perpetual term; and

11.3.2	Such assignee shall be bound by the terms, conditions and restrictions of this Agreement and the License Agreement, as amended, and be granted the licenses and rights under this Agreement and the License Agreement, as amended, as if it were named herein and therein ever since the Effective Date of each relevant agreement; and

11.3.3	As a result of the assignment, (i) any and all Licensed Patents and Know How already granted by Infineon to ProMOS shall continue to be granted to ProMOS, and (ii) the licenses and rights granted by ProMOS to Infineon under Section 4.4 of the License Agreement, as amended, (Grant-Back License to Infineon), shall cease with respect to any activities of Infineon as of the date of such assignment to the assignee. To the extent that Infineon does not assign the Licensed Patents or other intellectual property rights associated with the Know How to the assignee, the licenses and rights granted by Infineon under this Agreement and the License Agreement, as amended, shall continue to be granted to ProMOS by Infineon; and

11.3.4	Infineon shall be held liable for any act or omission to act, constituting a breach of this Agreement and the License Agreement, as amended, by such assignee, for as long as such assignee remains a Subsidiary of Infineon and for two (2) years thereafter; and

11.3.5	In case an assignment had an adverse impact on any rights and interests accrued to or to be accrued to ProMOS under the applications or approvals for tax exemption or reduction as provided for in Section 5.4, Infineon shall indemnify and hold ProMOS harmless against any and all liabilities (including without limitation the principal sum of the Taxes imposed, and any penalties and interests associated therewith) in connection with the Taxes as applicable to the lump sum payments described in Sections 4.2.1.1, 4.2.2.1 and 4.2.2.2 of the First Amendment to the License Agreement.

11.3.6	The Parties assume that no taxes, charges or other duties will become due in connection with the above assignment. However, if the tax laws of any country require the payment of taxes (in the form of withholding or otherwise) due to such assignment, such taxes shall be borne and paid by Infineon and/or the assignee.

11.4	Export and Import Compliance. Export of controlled commodities, technical data, or information about such commodities or data may be prohibited by law. Each Party agrees to take all steps reasonably necessary to comply with applicable export and import laws and regulations as they apply to use and distribution of the subject matter of this Agreement and/or the License Agreement, as amended.

11.5	Explicit Grants. Except as specifically provided for in this Agreement and the License Agreement, as amended, no rights or licenses of any kind (whether express or implied) are granted hereunder or thereunder.

11.6	Severability. If any provision contained in this Agreement and/or the License Agreement, as amended, is or becomes ineffective or is held to be invalid by a competent authority or court having final jurisdiction thereover, all other provisions of this Agreement and/or the License Agreement, as amended shall remain in full force and effect and shall be substituted for the said invalid provision a valid provision having an economic effect as similar as possible to the original provision.

11.7	Entire Agreement. This Agreement, the License Agreement, and that certain non-disclosure agreement between the Parties regarding the ICC Arbitration Case dated November 9, 2004, constitute the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof and shall supersede and cancel all previous agreements, negotiations and commitments, either oral or written, relating hereto. Only the following annexes to this Agreement shall constitute an integral part of this Agreement: Annexes A (First Amendment to the License Agreement), C (Press Releases) and D (Consent Form for Release of Bonds); for the avoidance of doubt, Annex B is not an integral part of this Agreement.

11.8	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives.

Infineon Technologies AG		ProMOS Technologies Inc.

By:	/s/ Dr. Thomas Schwarcz	By:	/s/ Dr. Min-Liang Chen
Name:	Dr. Thomas Schwarcz	Name:	Dr. Min-Liang Chen
Title:	Corporate Vice President	Title:	Chairman & President
Date:	10 November 2004	Date:	10 November 2004

By:	/s/ Florian Boegel
Name:	Florian Boegel
Title:	Corporate Legal Counsel
Date:	10 November 2004
To the extent this Agreement changes, impacts or otherwise relates to those Sections of the License Agreement that Mosel Vitelic Inc. had previously accepted, Mosel Vitelic Inc. hereby accepts this Agreement. Further, Mosel Vitelic Inc. agrees to the assignment of the Infineon MVI Patent Cross License Agreement as set forth in Section 3.10 and Annex B of this Agreement.

Mosel Vitelic Inc.

By:	/s/ Dr. John Seto
Name:	Dr. John Seto
Title:	Executive Vice President
Date:	10 November 2004